Exhibit 99.1

RELEVANT FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on August 19, 2011, in accordance with its Bylaws and CVM Instructions 10/80 and 268/97, authorized the acquisition of its own shares by its overseas subsidiaries Gerdau Ameristeel US Inc. and Gerdau Macsteel, Inc.

Purpose: exclusively for the Long-Term Incentive Program and the commitments resulting from the granting of stock options of the subsidiaries Gerdau Ameristeel US Inc. and Gerdau Macsteel, Inc.

Number of Shares to be Acquired: up to 1,000,000 preferred shares, in the form of American Depositary Receipts - ADRs, representing approximately 0.12% of the preferred-share free float, which totaled 853,783,892 shares on July 31, 2011. The acquisition will be funded by current profit reserves and the Board of Executive Officers will be responsible for determining the number of shares to be acquired and the timing of each transaction.

Acquisition period: as of August 22, 2011, inclusive, until August 26, 2011, at the latest.

The transactions will take place on the New York Stock Exchange, at market prices, and will be conducted by the following broker:

Merrill Lynch Pierce Fenner and Smith Inc.

Address: Bank of America Tower One, Bryant Park 8th Floor, New York, NY, 10036

Rio de Janeiro, August 19, 2011

OSVALDO BURGOS SCHIRMER

Executive Vice-President

Investor Relations Officer